Shire plc Corporate Headquarters: 5 Riverwalk Citywest Business Campus Dublin 24 Ireland www.shire.com

Ibolya Ignat, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

June 8, 2009

Re:	Shire plc Form 10-K for the Year Ended December 31, 2008 Filed February 27, 2009 Form 10-Q for the Quarterly Period Ended March 31, 2009 Filed May 7, 2009 File No. 000-29630

Dear Ms Ignat,

As discussed on the telephone, I confirm that we have received and are considering our response to your letter dated June 1, 2009.

In order to ensure the completeness and accuracy of our response, we will be conducting a detailed review of the items concerned in respect of the above filings.

We anticipate being able to complete this review and provide a response to the SEC by Friday June 26th. We trust that this is acceptable.

Sincerely,

/s/ Tim Martel

Tim Martel
Senior Director, Group Reporting

cc. Graham Hetherington, Chief Financial Officer

Incorporated and registered in Jersey No. 99854
Registered Office:  Shire plc, 22 Grenville Street, St Helier, Jersey JE4 8PX